UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

PDMR Shareholding

The Company was notified on 3 June 2014 of the following transfer of ordinary shares of 25p each:-

On 3 June 2014, Luke Swanson transferred 70,000 ordinary shares of 25p each in the Company to his spouse, Lucy Swanson.

This transfer was made by way of gift. The number of shares in which Luke Swanson and his connected persons are beneficially interested remains at 241,859.

This notification is made in accordance with DTR 3.1.4R.

Natalie Dale
Assistant Company Secretary
Pearson plc

3 June 2014

PEARSON plc

Date: 03 June 2014

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary